Opportunity Partners L.P.
Park 80 West - Plaza Two, 250 Pehle Avenue, Suite 708
Saddle Brook, NJ 07663
201-556-0092

March 30, 2015

Robert I. Frenkel
Secretary
LMP Real Estate Income Fund Inc.
c/o Legg Mason
100 First Stamford Place, 6th Floor
Stamford, CT 06902

Dear Mr. Frenkel:

  We intend to solicit proxies in connection with the 2015 annual stockholder meeting of LMP Real Estate Income Fund Inc. (the "Fund").

  We hereby request: (1) a record of all shareholders entitled to vote at the 2015 annual meeting setting forth their names and addresses and the number of shares held by each shareholder, (2) with respect to those shares held in street name, any information regarding beneficial owners that is or comes into the possession of the Fund (or its agent) including but not limited to a "Non Objecting Beneficial Owners" list, (3) a list of the depository institutions of DTC (Cede) and the number of shares held by each depository on behalf of its customers. Please provide this information as soon as it is available to the Fund (or its agent). All of the foregoing should be in precisely the same format as it was provided to the Fund (or its agent).

  We hereby affirm that we intend to use the requested information solely for soliciting proxies in connection with the Fund's annual meeting and that we have never sold or offered for sale any list of shareholders or aided or abetted any person in procuring any such record of shareholders for any improper purpose.

  We believe that the refusal to promptly provide us with the requested information would constitute inequitable conduct and thereby be a breach of fiduciary duty.

If you wish, you may email the requested information to us.  Thank you.

            						Very truly yours,

 							/S/ Phillip Goldstein

							Phillip Goldstein
							Principal